UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

CNF Inc.

(Name of Issuer)

Common Stock, $.625 par value

(Title of Class of Securities)

12612W104

(CUSIP Number)

Ralph V. Whitworth
Relational Investors, LLC
11975 El Camino Real, Suite 300
San Diego, CA 92130
(858) 704-3333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 7, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12612W104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RELATIONAL INVESTORS, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3180800

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3180800

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3180800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.36%

14.	Type of Reporting Person (See Instructions) IA/HC/OO

CUSIP No. 12612W104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RELATIONAL INVESTORS, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 917481

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 917481

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 917481

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.83%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 12612W104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RELATIONAL FUND PARTNERS, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 38477

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 38477

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38477

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.08%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 12612W104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RELATIONAL COAST PARTNERS, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 90570

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 90570

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 90570

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.18%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 12612W104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RELATIONAL PARTNERS, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 31558

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 31558

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31558

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.06%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 12612W104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH FUND 1, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 497017

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 497017

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 497017

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.99%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 12612W104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH FUND 2, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 719363

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 719363

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 719363

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.44%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 12612W104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 33245

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 33245

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33245

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.07%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 12612W104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 4, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 125202

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 125202

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 125202

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.25%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 12612W104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 6, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 160,385

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 160,385

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 160,385

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.32%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 12612W104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 7, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 90463

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 90463

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 90463

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.18%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 12612W104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RALPH V. WHITWORTH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3180800

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3180800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3180800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.36%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 12612W104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DAVID H. BATCHELDER

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3180800

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3180800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3180800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.36%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 12612W104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JOEL L. REED

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3180800

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3180800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3180800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.36%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 12612W104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JAMES J. ZEHENTBAUER

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3180800

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3180800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3180800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.36%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the common stock with $.625 par value (the “Shares”), of CNF Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 3240 Hillview Avenue, Palo Alto, CA 94304.

Item 2.	Identity and Background

This Statement is being filed by and on behalf of Relational Investors, L.P. (“RILP”), Relational Fund Partners, L.P. (“RFP”), Relational Coast Partners, L.P. (“RCP”), Relational Partners, L.P. (“RP”), RH Fund 1, L.P. (“RH1”), RH Fund 2, L.P. (“RH2”), Relational Investors III, L.P. (“RI III”), RH Fund 4, L.P. (“RH4”), RH Fund 6, L.P. (“RH6”), and RH Fund 7, L.P. (“RH7”). Each of RILP, RFP, RCP, RP, RH1, RH2, RI III, RH4, RH6 and RH7 is a Delaware limited partnership. The principal business of each of RILP, RFP, RCP, RP, RH1, RH2, RI III, RH4, RH6 and RH7 is investing in securities.

This Statement is also being filed by and on behalf of Relational Investors, LLC (“RILLC”), a Delaware limited liability company. The principal business of RILLC is being the sole general partner of RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6 and RH7 and the sole managing member of the general partner of RI III. RILP, RFP, RCP, RP, RH1, RH2, RI III, RH4, RH6, RH7 and six accounts managed by RILLC are the beneficial owners of the securities covered by this Statement. Pursuant to the Limited Partnership Agreement of each of RILP, RFP, RCP, RP, RH1, RH2, RI III, RH4, RH6 and RH7 and the investment management agreement for the accounts managed by RILLC, RILLC has sole investment discretion and voting authority with respect to the securities covered by this Statement.

This Statement is also being filed by and on behalf of Ralph V. Whitworth, David H. Batchelder,  Joel L. Reed and James J. Zehentbauer. Messrs. Whitworth, Batchelder, Reed and Zehentbauer are the Principals of RILLC, in which capacity they share voting control and dispositive power over the securities covered by this Statement. Messrs. Whitworth, Batchelder, Reed and Zehentbauer, therefore, may be deemed to have shared indirect beneficial ownership of such securities. The present principal occupation of each of Messrs. Whitworth, Batchelder, and Zehentbauer is serving as Principals of RILLC. The present principal occupation of Mr. Reed is serving as Principal of Relational Advisors LLC (Messrs. Whitworth, Batchelder, Reed and Zehentbauer, together with RILP, RFP, RCP, RP, RH1, RH2, RI III, RH4, RH6, RH7 and RILLC, hereinafter, the “Reporting Persons”).

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The business address of each of the Reporting Persons is 11975 El Camino Real, Suite 300, San Diego, CA 92130.
Messrs. Whitworth, Batchelder, Reed and Zehentbauer are citizens of the United States.
Item 3.	Source and Amount of Funds or Other Consideration

Three of the six accounts managed by RILLC purchased an aggregate of 8029 Shares for a total consideration (including brokerage commissions) of $267,239.28 derived from capital in the managed accounts and margin borrowings from the client margin accounts at Credit Suisse First Boston Corporation (“CSFBC”).  The other three accounts managed by RILLC purchased an aggregate of 469010 Shares for a total consideration (including broker commissions) of $15626183.78 derived from the capital of the managed accounts.

RILP purchased an aggregate of 917481 Shares for total consideration (including brokerage commissions) of $30548673.40 derived from the capital of RILP.

RFP purchased an aggregate of 38477 Shares for total consideration (including brokerage commissions) of $1280372.63 derived from the capital of RFP and margin borrowings from a margin account at CSFBC.

RCP purchased an aggregate of 90570 Shares for total consideration (including brokerage commissions) of $3015618.56 derived from the capital of RCP and margin borrowings from a margin account at CSFBC.

RP purchased an aggregate of 31558 Shares for total consideration (including brokerage commissions) of $1050768.88 derived from the capital of RP and margin borrowings from a margin account at CSFBC.

RH1 purchased an aggregate of 497017 Shares for total consideration (including brokerage commissions) of $16555062.06 derived from the capital of RH1 and margin borrowings from a margin account at CSFBC.

RH2 purchased an aggregate of 719363 Shares for total consideration (including brokerage commissions) of $23952581.34 derived from the capital of RH2 and margin borrowings from a margin account at CSFBC.

RI III purchased an aggregate of 33245 Shares for total consideration (including brokerage commissions) of $1109067.14 derived from the capital of RI III.

RH4 purchased an aggregate of 125202 Shares for total consideration (including brokerage commissions) of $4169052.10 derived from the capital of RH4.
RH6 purchased an aggregate of 160385 Shares for total consideration (including brokerage commissions) of $5342797.72 derived from the capital of RH6.
RH7 purchased an aggregate of 90463 Shares for total consideration (including brokerage commissions) of $3013123.04 derived from the capital of RH7.

Interest on the margin debt balance of each of the margin accounts described above is charged at the then Federal Funds Rate plus 50 basis points. CSFBC has a lien on the Shares held by three of the six accounts managed by RILLC and those held by each of RFP, RCP, RP, RH1 and RH2 to secure repayment of the margin borrowings described above.

Item 4.	Purpose of Transaction

As of the date of this Statement, except as set forth below, none of the Reporting Persons has any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons acquired the Shares covered by this Statement because, in their opinion, such Shares are undervalued by the market at the present time.

A major factor that the Reporting Persons believe has historically contributed to the Share’s under-valuation and underperformance is the Company’s investment in, and operation of, certain unprofitable business segments resulting in poor capital allocation within the organization.  In particular, the Reporting Persons are concerned about the Company’s funding of its unprofitable domestic freight forwarding business with profits generated from its profitable businesses.  The Reporting Persons believe the Company’s organizational structure is inefficient and lacks synergies between the logistics and the transportation business segments.  The Reporting Persons have met the Company’s management and are confident they understand these challenges and are working to resolve them in a timely manner.

The Reporting Persons intend to closely monitor the Company’s performance and the ongoing management succession process and may modify their plans in the future.  The Reporting Persons and their representatives and advisers intend to continue from time to time to discuss the Company and its business and management with members of the board of directors and management of the Company.  In addition, the Reporting Persons and their representatives and advisers may communicate with other shareholders, industry participants and other interested parties concerning the Company.

Although the Reporting Persons do not have any current plans other than the monitoring and communication program outlined in the previous paragraph, the Reporting Persons may in the future exercise any and all of their respective rights as shareholders of the Company in a manner consistent with their equity interests, including seeking representation on the Company’s board of directors at a special or annual meeting of the Company’s shareholders.

The Reporting Persons may from time-to-time (i) acquire additional Shares (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of Shares at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.

Item 5.	Interest in Securities of the Issuer

(a)            As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 3180800 Shares constituting 6.36% of the outstanding Shares (the percentage of Shares owned being based upon 50,024,063 Shares outstanding at March 1, 2004 as set forth in the Company’s Definitive Proxy Statement filed on March 16, 2004.). The Reporting Persons may be deemed to have direct beneficial ownership of the Shares as follows:

NAME	NUMBER OF SHARES	PERCENT OF OUTSTANDING SHARES
RILLC	477039	0.95%
RILP	917481	1.83%
RFP	38477	0.08%
RCP	90570	0.18%
RP	31558	0.06%
RH1	497017	0.99%
RH2	719363	1.44%
RI III	33245	0.07%
RH4	125202	0.25%
RH6	160385	0.32%
RH7	90463	0.18%

RILLC, in its capacity as an investment advisor, may be deemed to possess direct beneficial ownership of the 477039 Shares that are owned by accounts which it manages. Additionally, RILLC, as the sole general partner of each of RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6 and RH7 and as the sole managing member of the general partner of RI III, may be deemed indirectly to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the Shares of which any of RILP, RFP, RCP, RP, RH1, RH2, RI III, RH4, RH6 and RH7 may be deemed to possess direct beneficial ownership. Each of Messrs. Whitworth, Batchelder, Reed and Zehentbauer, as Principals of RILLC, may be deemed to share beneficial ownership of the Shares which RILLC may beneficially own. Each of Messrs. Whitworth, Batchelder, Reed and Zehentbauer disclaims beneficial ownership of such Shares for all other purposes.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any Shares.
(b) RILP has the sole power to vote or direct the vote of 917481 Shares and the sole power to dispose or direct the disposition of such Shares.
RFP has the sole power to vote or direct the vote of 38477 Shares and the sole power to dispose or direct the disposition of such Shares.
RCP has the sole power to vote or direct the vote of 90570 Shares and the sole power to dispose or direct the disposition of such Shares.
RP has the sole power to vote or direct the vote of 31558 Shares and the sole power to dispose or direct the disposition of such Shares.
RH1 has the sole power to vote or direct the vote of 497017 Shares and the sole power to dispose or direct the disposition of such Shares.
RH2 has the sole power to vote or direct the vote of 719363 Shares and the sole power to dispose or direct the disposition of such Shares.
RI III has the sole power to vote or direct the vote of 33245 Shares and the sole power to dispose or direct the disposition of such Shares.
RH4 has the sole power to vote or direct the vote of 125202 Shares and the sole power to dispose or direct the disposition of such Shares.
RH6 has the sole power to vote or direct the vote of 160385 Shares and the sole power to dispose or direct the disposition of such Shares.
RH7 has the sole power to vote or direct the vote of 90463 Shares and the sole power to dispose or direct the disposition of such Shares.

RILLC has the sole power to vote or direct the vote of 477039 Shares held by six accounts which it manages, and the sole power to dispose or direct the disposition of such Shares. In addition, RILLC, as sole general partner of RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6 and RH7 and as the sole managing member of the general partner of RI III, may be deemed to have the sole power to vote or direct the vote of 2703761 Shares held by such Reporting Persons, and the sole power to dispose or direct the disposition of such Shares. Messrs. Batchelder, Whitworth, Reed and Zehentbauer, as the Principals of RILLC, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

(c) Information concerning transactions in the Shares by the Reporting Persons during the past 60 days is set forth in Exhibit 1 filed with this Statement.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement, except that dividends from, and proceeds from the sale of, the Shares held by the account managed by RILLC may be delivered to such account.

(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except for the investment discretion and voting authority described in Item 2 and as follows: the respective partnership agreements of RILP, RFP, RCP, RP, RH1, RH2, RI III, RH4, RH6 and RH7 each contain provisions whereby its general partner (i.e., RILLC) may, after certain adjustments, receive a percentage of realized or unrealized profits, if any, derived from that partnership’s investments.

Item 7.	Material to Be Filed as Exhibits
The following Exhibits are filed herewith:
1. Information concerning transactions in the Shares affected by the Reporting Persons in the last 60 days.
2. Customer Agreement with Credit Suisse First Boston Corporation.
3. Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated:	April 16, 2004.

RELATIONAL INVESTORS, L.P.

RELATIONAL FUND PARTNERS, L.P.

RELATIONAL COAST PARTNERS, L.P.

RELATIONAL PARTNERS, L.P.

RH FUND 1, L.P.

RH FUND 2, L.P.

RELATIONAL INVESTORS III, L.P.

RH FUND 4, L.P.

RH FUND 6, L.P.

RH FUND 7, L.P.

By: Relational Investors, LLC

as general partner to each, except as the sole managing member of the general partner of Relational Investors III, L.P.

By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth
Principal

RELATIONAL INVESTORS, LLC

By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth
Principal

/s/ Ralph V. Whitworth
Ralph V. Whitworth

/s/ David H. Batchelder
David H. Batchelder

/s/ Joel L. Reed
Joel L. Reed

/s/ James J. Zehentbauer
James J. Zehentbauer

EXHIBIT INDEX

Exhibit No.	Description

1.	Information concerning transactions in the Shares effected by the Reporting Persons in the last 60 days.

2.	Customer Agreement with Credit Suisse First Boston Corporation

3.	Joint Filing Agreement.